750 E. PRATT STREET SUITE 900 BALTIMORE, MD 21202
T 410.244.7400 F 410.244.7742 www.Venable.com

T 410.244.7425
F 410.244.7742
HMAment@Venable.com

October 18, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Benjamin Holt
Pam Howell

Re:	Mobile Infrastructure Corporation
Registration Statement on Form S-11
Filed September 25, 2023
File No. 333-274666

Ladies and Gentlemen:

On behalf of our client, Mobile Infrastructure Corporation (the “Company”), we submit this letter setting forth the responses of the Company to the comments provided by the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission in its comment letter dated October 6, 2023 (the “Comment Letter”) with respect to the above-referenced Registration Statement on Form S-11 (“Registration Statement”). In response to the Comment Letter, the Company is filing Amendment No. 1 to the Registration Statement (the “Amended Registration Statement”) through EDGAR.

For your convenience, we have set forth each comment of the Staff from the Comment Letter in bold type below followed by the Company’s response thereto.

Registration Statement on Form S-11 filed September 25, 2023

Prospectus Cover Page, page 1

1.

Please clearly disclose the price at which Color Up, LLC purchased the shares that were then converted into common stock in connection with the business combination. In addition, when discussing the Series 2 Convertible Preferred Stock, please clearly disclose the purchase price per share of common stock into which the

Mobile Infrastructure Corporation

October 18, 2023

preferred stock is convertible, including the common stock issuable as dividends. Please clearly disclose the purchase price attributable to the common stock issuable in the event of your election to tender shares of common stock in lieu of cash payments upon redemption by the holders of common units. Also, please clearly disclose that you are registering for resale the entire amount of common stock and the potential common stock to be issued upon redemption of the common units held by Color Up, LLC, Manuel Chavez, Stephanie Hogue and Jeffrey Osher. Clearly disclose any impact this could have upon the control, management and operations of the company.

Response: In response to the Staff’s comment, the Company has revised its disclosures on the cover page of the Amended Registration Statement.

Risks Related to Ownership of Our Securities, page 32

2.

Please include an additional risk factor highlighting the negative pressure potential sales of securities pursuant to this registration statement could have on the public trading price of MIC’s common stock. To illustrate this risk, disclose the purchase price of the securities being registered for resale and the percentage that these shares currently represent of the total number of shares outstanding. To the extent applicable, also disclose that even though the current trading price is significantly below the SPAC IPO price, the selling securityholders have an incentive to sell because they will still profit on sales because of the lower price at which they purchased their shares as compared to the public investors.

Response: In response to the Staff’s comment, the Company has revised its disclosures on pages 5 and 39 of the Amended Registration Statement.

Management’s Discussion and Analysis

Overview, page 58

3.

Please expand your discussion here to reflect the fact that this offering involves the potential sale of a substantial portion of shares for resale and discuss how such sales could impact the market price of MIC’s common stock. Your discussion should highlight the fact that Color Up, LLC, Manuel Chavez, Stephanie Hogue and Jeffrey Osher, beneficial owners of a majority of your outstanding shares on a fully diluted basis, will be able to sell all of their shares for so long as the registration statement of which this prospectus forms a part is available for use.

Response: In response to the Staff’s comment, the Company has revised its disclosures on pages 60 and 61 of the Amended Registration Statement.

Mobile Infrastructure Corporation

October 18, 2023

Liquidity and Capital Resources, page 68

4.

Please revise to disclose the exercise price of the warrant compared to the market price of MIC’s common stock. If the warrant is out the money, please disclose the likelihood that the warrant holder will not exercise its warrant. Provide similar disclosure in the risk factors section and disclose that cash proceeds associated with the exercise of the warrant are dependent on MIC’s stock price. As applicable, describe the impact on your liquidity and update the discussion on the company’s ability to fund its operations on a prospective basis with current cash on hand.

Response: In response to the Staff’s comment, the Company has revised its disclosures on pages 4, 24, and 73 of the Amended Registration Statement.

5.

In light of the significant number of redemptions and the unlikelihood that the company will receive significant proceeds from exercise of the warrant because of the disparity between the exercise price of the warrant and the current trading price of MIC’s common stock, please expand your discussion of material cash requirements to address any changes in the company’s liquidity position since the business combination. If the company is likely to have to seek additional capital, discuss the effect of this offering on the company’s ability to raise additional capital.

Response: In response to the Staff’s comment, the Company has revised its disclosures on pages 73 and 74 of the Amended Registration Statement.

6.

We note your disclosure that if you do not meet your operating plan as expected, you will be required to reduce corporate overhead or other operating expenses. We also note that your projected revenues for 2022 and 2023 were approximately $31 million and $35.8 million, respectively, as set forth in the unaudited financial information Legacy MIC management prepared and provided to the Legacy MIC board and the FWAC board in connection with the evaluation of the business combination. Finally, we note that actual revenues for the year ended December 31, 2022 and the six months ended June 30, 2023 were approximately $29 million and $14 million respectively. It appears that you missed your 2022 revenue projection and that you will miss your 2023 revenue projection (assuming revenues are earned ratably throughout the year). Please update your disclosure here, and elsewhere as appropriate, to provide updated information about the company’s financial position and risks to your business operations, liquidity, and intended business objectives in light of these circumstances.

Response: In response to the Staff’s comment, the Company has revised its disclosures on pages 14, 73, and 74 of the Amended Registration Statement.

Mobile Infrastructure Corporation

October 18, 2023

General

7.

Please revise your prospectus to disclose the price that each selling securityholder paid for the securities being registered for resale. Highlight any differences in the current trading price, the prices that the selling securityholders acquired their shares and warrant, and the price that the public securityholders acquired their shares. Disclose that while the selling securityholders may experience a positive rate of return based on the current trading price, the public securityholders may not experience a similar rate of return on the securities they purchased due to differences in the purchase prices and the current trading price. Please also disclose the potential profit the selling securityholders will earn based on the current trading price. Lastly, please include appropriate risk factor disclosure.

Response: In response to the Staff’s comment, the Company has revised its disclosures on the cover page and pages 1 through 3, 40, 129, and 136 of the Amended Registration Statement.

We hope that the foregoing and the Company’s revised disclosures have been responsive to the Staff’s comments. Should you have any questions or comments relating to this letter, kindly contact the undersigned at 410-244-7425.

Very truly yours,

/s/ Hirsh M. Ament
Hirsh M. Ament

cc:	Stephanie Hogue, Mobile Infrastructure Corporation